Exhibit 99.1

Neptune Announces Annual Shareholders Meeting Date

LAVAL, QC, July 26, 2021 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified health and wellness company focused on plant-based, sustainable lifestyle brands, announced the date and record date of its annual general meeting of shareholders.

On August 26th at 10:30 am EDT, Neptune will host its annual general meeting of shareholders in a virtual meeting where Neptune management will announce the results of the shareholder votes on issues that will be announced prior to the meeting. The record date for the annual general meeting of shareholders is June 29. Annual meeting materials will be made available in Neptune's public filings on SEDAR (www.sedar.com).  The virtual conference can be accessed via Neptune's investor relations website at www.investors.neptunewellness.com.

About Neptune Wellness

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness.  Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

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SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2021/26/c8056.html

%CIK: 0001401395

For further information: Steve West, Vice President Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 18:17e 26-JUL-21